May 1, 2013

Via EDGAR

Mr. H. Roger Schwall

Assistant Director, Natural Resources

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	Matador Resources Company

Registration Statement on Form S-3

Filed April 9, 2013

File No. 333-187808

Dear Mr. Schwall:

On behalf of Matador Resources Company (the “Company”), we are submitting the Company’s response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated April 26, 2013, with respect to the Company’s Registration Statement on Form S-3, File No. 333-187808, filed with the SEC on April 9, 2013 (the “Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold text.

Registration Statement on Form S-3 Filed April 9, 2013

Description of Warrants, page 21

1.	Warrants may not be issued for “other securities” that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. All of the underlying classes of securities to which the warrants relate must be identified in the registration statement. Please amend to correct this ambiguity.

Response:

In response to the Staff’s comment, in Amendment No. 1 to the Registration Statement filed by the Company today, the Company has removed the references to “other securities” on page 21.

Please contact me with any questions. You can reach me at 214.651.5119.

Very truly yours,

/s/ W. Bruce Newsome

W. Bruce Newsome

Direct Phone Number: 214.651.5119

Direct Fax Number: 214.200.0636

Bruce.newsome@haynesboone.com

cc: Craig N. Adams